Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication contains certain forward-looking statements that involve known and unknown risks, delays, uncertainties and other factors not under the control of Trubion. The company’s actual results, performance or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance or achievements to differ from the forward-looking statements include the risk that the acquisition of Trubion by Emergent may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that Emergent and Trubion’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including, but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Additional Information about the Transaction and Where to Find It
This communication shall not constitute an offer to purchase or a solicitation of an offer to sell securities. In connection with this transaction, Emergent intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and Trubion intends to file with the SEC and mail to its stockholders a proxy statement/prospectus. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Emergent, Trubion and the transaction.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Emergent and/or Trubion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Blvd., Suite 400, Rockville, MD 20850, or Trubion Pharmaceuticals Inc., Attn: Investor Relations, 2401 4th Ave., Suite 1050, Seattle, WA 98121. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available.
Participants in Solicitations
Emergent, Trubion and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Trubion in connection with the merger. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information regarding Trubion’s directors and executive officers is available in Trubion’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 21, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
The following is an email message delivered to Trubion’s employees by Emergent’s Chairman and CEO, Fuad El-Hibri.

Dear Trubion Employees,
I would like to personally express to you how excited I am at the prospect of combining our two companies. I also know that many of you may be curious about our motivation for this transaction and whether or not you will have a job. Let me address both of these for you.
First, what is our motivation for this transaction. In a nutshell, it is all about Emergent’s growth. We have for some time been focused on diversifying our product portfolio and making deeper inroads into the commercial marketplace where we believe we have the greatest opportunity to increase shareholder value. Your company —with its robust pipeline of promising products, its proprietary and innovative platforms, its therapeutic focus to serve unmet medical needs in oncology and autoimmunity, and most importantly its people — neatly fit our criteria for an attractive acquisition.
Second, and as important, what is in store for you. To put it simply — you are the reason for Trubion’s success. I have heard much about the world-class work being done at Trubion and the dedicated and enthusiastic employees that are accomplishing it. You have the expertise, skills and knowledge to not only continue the development of the existing programs, but to also apply your knowledge and skills in developing new and exciting programs for the future. Retaining not only the Seattle facility as a therapeutics-focused product development site, but also as many employees as possible, is very important to me.
At the end of the day, companies are really about people; their commitment, passion and dedication to contribute in a significant way. That is why I would like the integration of our two companies to be collaborative and progress as seamlessly as possible. Jim Jackson, Ph.D., Emergent’s Chief Scientific Officer, will serve as Integration Leader. Jim was the primary scientific lead in the due diligence process and has been a steady and enthusiastic champion for this acquisition. He also comes with the experience of having worked at a company acquired by Emergent. This Thursday, Jim, along with Don Elsey, Emergent Chief Financial Officer, Jacob Licht, Director Corporate Development and Integration Manager, and Bob Burrows, Vice President Investor Relations, will be in Seattle to meet with all employees and elaborate more on Emergent, our strategy, the integration process, and to take your questions. I encourage you to please attend and be as open and as candid as possible with them.
In closing, I would like to re-iterate that I believe this is a very exciting time. We have an opportunity here to do great science, significantly improve patients’ lives, grow as individuals, and to jointly build a greater company. Together, I see great opportunities ahead. We are well-positioned to emerge as a leading biopharmaceutical company specialized in vaccines and biotherapeutics. I hope in the near future to visit Trubion and I look forward to personally welcoming you to Emergent once the transaction has closed.
Sincerely yours,
Fuad
Fuad El-Hibri
Emergent BioSolutions Chairman and CEO